SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2008

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___

RESOLUTION TO CALL
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
     The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time		Friday, March 14th, 2008 09:00 AM (Local time)

2. Place		SK Telecom Boramae Building, 729-1, Bongcheon 1-dong,

Gwanak-gu, Seoul, Korea

3. Agenda		1.	Approval of Financial Statements for the 24th Fiscal Year

		2.	Amendment to Articles of Incorporation

		3.	Approval of Ceiling Amount of the Remuneration for Directors

		4.	Approval of the Appointment of Directors :

			4.1	Election of Directors

			4.2	Election of Independent Non-Executive Directors

			4.3	Election of Independent Non-Executive Director who will be a member of the Audit Committee

4. Date of the resolution by the Board of Directors		February 19, 2008

-	Attendance of external directors	Present		6
		Absent		2

5. Other Noteworthy Matters		The Audit Committee is comprised entirely of independent non-executive directors, all four of whom were present for this meeting of the Board of directors.

Documents relating to the Annual Meeting of Shareholders
1. Approval of Financial Statements.
     (1) Balance Sheet
As of December 31, 2007
As of December 31, 2006
(in thousands of Won)

Item	2007	2006

Current Assets	4,094,058,627	4,189,325,307

- Quick Assets	4,075,377,644	4,172,886,658

- Inventories	18,680,983	16,438,649

Fixed Assets	14,048,990,238	11,624,728,019

- Investment Assets	5,950,584,693	3,547,942,060

- Tangible Assets	4,594,412,996	4,418,111,761

- Intangible Assets	3,174,941,520	3,405,158,631

- Other non-current assets	329,051,029	253,515,567

Total Assets	18,143,048,865	15,814,053,326

Current Liability	2,484,547,650	2,985,619,649

Fixed Liability	4,221,015,994	3,522,006,033

Total Liability	6,705,563,644	6,507,625,682

Capital Stock	44,639,473	44,639,473

Capital Surplus	2,939,352,794	2,962,698,779

Retained Earnings	8,905,864,697	7,844,753,051

Capital Adjustments	(2,041,577,556)	(2,019,567,866)

Accumulated other comprehensive gains and losses	1,589,205,813	473,904,207

Total Capital	11,437,485,221	9,306,427,644

Total Capital and Liabilities	18,143,048,865	15,814,053,326

     (2) Statement of Profit and Loss
From January 1, 2007 to December 31, 2007
From January 1, 2006 to December 31, 2006
(in thousands of Won )

Item	2007	2006

Operating Revenue	11,285,900,130	10,650,952,431

Operating Expenses	9,114,357,241	8,066,582,847

1. Wages	379,537,717	358,225,595

2. Severance Allowances	30,346,097	37,921,155

3. Employee Benefits	86,343,003	55,734,927

4. Communication Expenses	60,600,367	49,330,018

5. Utility Expenses	99,766,979	92,450,447

6. Taxes & Dues	32,557,444	91,902,424

7. Rent	207,198,758	193,877,234

8. Commissions Paid	4,035,757,184	3,316,551,041

9. Depreciation	1,723,017,049	1,513,092,382

10. Maintenance & Repairs	161,049,678	146,312,103

11. Advertising	304,194,140	300,829,450

12. Training	39,994,401	36,273,953

13. Ordinary Development	214,795,262	211,751,884

14. Bad Debts	38,608,878	52,660,830

15. Leased Lines	388,795,885	395,113,026

16. Frequency Usage Fees	164,071,959	158,958,132

17. Network Interconnection	998,153,581	955,953,882

18. Cost of Goods Sold	83,584,088	39,686,263

19. Others	65,984,770	59,958,101

Operating Income	2,171,542,889	2,584,369,584

Non-operating Income	851,414,147	311,100,477

Non-operating Expenses	715,171,565	873,827,071

Income Before Income Taxes	2,307,785,471	2,021,642,990

Income Taxes	665,334,153	575,045,052

Net Income	1,642,451,318	1,446,597,938

     (3) Statement of Profit Surplus Appropriation / Statement of Deficiency Disposition (Draft)
From January 1, 2007 to December 31, 2007
From January 1, 2006 to December 31, 2006
(in thousands of Won)

Item	2007	2006

Retained Earnings Before Appropriations	1,570,827,720	1,165,518,639

1. Retained Earnings Carried Over from Previous Year	1,043,861	1,711,791

2. Profits on Disposition of Treasury Stocks	—	(209,077,433)

3. Changes to the Retained Earnings of the Companies Accounted in Equity Method	—	—

4. Interim Dividends	(72,667,459)	(73,713,657)

Common Stock Dividends (ratio)	—	—

Current Fiscal Year: W1,000 (200%)	—	—

Previous Fiscal Year: W1,000 (200%)	—	—

5. Current Net Income	1,642,451,318	1,446,597,938

Transfer from Voluntary Reserves	33,000,000	409,197,435

1. Reserve for Research and Manpower Development	—	188,000,000

2. Reserve for loss on disposal of treasury stock	—	221,197,435

3. Reserve for finance structure improvement	33,000,000	—

Appropriations of Retained Earnings	1,602,711,287	1,573,672,213

1. Legal Reserves	—	—

2. Appropriated Retained Earnings for Loss on Disposition of Treasury Stock	—	—

3. Reserve for Research and Manpower Development	—	180,000,000

4. Dividend	609,711,287	508,672,213

(1) Cash Dividend	609,711,287	508,672,213

Common Stock Dividend (ratio)

Current Fiscal Year: W8,400 (1,680%)

Previous Fiscal Year: W7,000 (1,400%)

5. Reserve for Business Expansion	193,000,000	885,000,000

6. Reserve for Technology Development	800,000,000	—

Retained Earnings to be Carried Forward to Next Year	1,116,433	1,043,861

2. Amendment to Articles of Incorporation
     The Proposed amendment is as follows:

Current	Amendments (Proposed)
PREAMBLE
<Newly Inserted>	The Company shall preserve long-term profit of its shareholders by securing the survival of business, at a minimum, and continuing to evolve and progress in such a drastically changing business environment. To this end, the Company will establish the Management Perspective as follows and implement it as the basis of management activities.

[Mission]

The Company shall achieve its ultimate goal of sustained progress by maintaining stability and growth. Furthermore, it shall create value for its customers, people and shareholders, thereby contributing to social and economic development and human well-being.

[Value]

The Company aims to:

• gain trust from its customers by ensuring consistent customer satisfaction, and ultimately transform itself into a corporate entity whose progress goes hand in hand with theirs.

• create and establish a favorable environment where its people can work voluntarily and willingly, and ensure that all members contribute to the sustained progress during their tenure at the Company.

• upgrade its corporate value so as to create shareholder value, while enhancing the level of both transparency and management efficiency toward this end.

• make every effort to contribute to the welfare of the community by engaging in social/cultural activities in addition to facilitating economic prosperity, and to observe social norms and ethical standards.

• continuously create sufficient profit to enhance the value of stakeholders and finance the Company’s future growth.

Article 2 Objectives	Article 2 Objectives
(1) (Same as current)	(1) (Same as current)
(2)	In order to achieve the above objectives, the Company carries on the following business 1. ~ 9. (Same as current) 11. Any business or undertaking incidental or conducive to the attainment of the objects above	(2)	In order to achieve the above objectives, the Company carries on the following businesses
1. ~ 10. (Same as current)
11. Electronic financial business
12. Motion picture business(Production, Importation, Distribution, Screening)
13. Any business or undertaking incidental or conducive to the attainment of the objects above

(3) Omitted	(3) Omitted

<Newly Inserted>	Addendum (as of March 14, 2008)
Article 1(Date of Effectiveness)
These articles of Incorporation shall take effect as of March 14 2008

3. Approval of Ceiling Amount of the Remuneration for Directors.
     (1) Number of directors; total amount and maximum authorized amount of compensation of directors

Classification	Fiscal year ended of 2007	Fiscal year ended 2008

Number of directors (Number of independent non-executive directors)	12 persons (8 persons)	9 persons (6 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

4. Approval of the Appointment of Directors
     4.1 Candidate for Directors

Name	Term	Profile		Remarks

		•	President & CEO, SK Telecom (Present)

		•	President, Korea Association of RFID/USN (Present)

		•	President, KOREA e-SPORTS Association (Present)

		•	SVP, Strategic Planning Group, SK Telecom

KIM, Shin Bae	3 years	•	SVP, Head of Strategic Support Group and Office of the Staff to the President, Shinsegi Telecom	Current Director

		•	M.B.A., Wharton School, University of Pennsylvania

		•	M.S., Industrial Engineering, KAIST

		•	B.A., Industrial Engineering, Seoul National University

		•	President and CEO, SK Holdings (Present)

		•	President, Executive Vice President, Corporate Management Office, SK Corporation

		•	President, SK Research Institute for SUPEX Management, SK Telecom

PARK, Young Ho	3 years	•	Senior Vice President, MR Business, MRC Business, Marketing Support Division, SK Corporation	New Appointment

		•	POSCO Research Institute (POSRI)

		•	Korea Institute of Science and Technology

		•	Completion of Ph.D. Coursework in Economics, University of Chicago

		•	Master’s Degree in Business Administration, Seoul National University

		•	Bachelor’s Degree in Economics, Seoul National University

     4.2 Candidate for Independent Non-Executive Directors

Name	Term	Profile		Remarks

		•	Visiting Professor, Graduate School of Public Admin. Seoul National Univ. (Present)

		•	Independent Non-Executive Director, Tong Yang Insurance Co. Ltd (Present)

		•	Non-Standing Director, KOTRA

UHM, Rak Yong	3 years	•	President, Korea Development Bank	New Appointment

		•	Vice Minister, Ministry of Finance and Economy

		•	Commissioner, Korea Customs Service

		•	M.A. from Harvard University, Kennedy School of Gov’t.

		•	B.A. from Seoul National University(Law)

		•	Professor, Graduate School of Business Administration, Sung Kyun Kwan University (Present)

		•	Advisor, The Korean-Japanese Economics & Management Association (Present)

		•	Chief, Asia-Pacific Economics Association (Present)

CHUNG, Jay Young	3 years	•	Director, Korea-U.S. Enterprise Cooperation Foundation (Present)	New Appointment
		•	Vice-President, Sungkyunkwan University

		•	Independent Non-Executive Director, POSCO

		•	Doctor of Commerce, School of Commerce, Waseda University

		•	Master of Commerce, School of Commerce, Waseda University

		•	Bachelor, Sung Kyun Kwan University(Business Administration)

     4.3 Candidate for Independent Non-Executive Director who will be a member of the Audit Committee

Name	Term	Profile		Remarks

		•	Professor of Finance, College of Business Administration, Seoul National University, Chartered Financial Analyst (Present)

		•	Director, Kyung Hee Foundation (Present)

		•	Visiting Professor, Graduate School of Economics, University of Tokyo

		•	Managing Director, Seoul National University Foundation

CHO, Jae Ho	3 years	•	Advisory Committee Member, Samsung Securities	New Appointment
		•	Securities Investigation Committee, Financial Supervisory Service

		•	Ph.D., The Wharton School, University of Pennsylvania

		•	M.B.A., The Wharton School, University of Pennsylvania

		•	B.A., College of Business Administration, Seoul National University

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By: /s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President
Date: February 26, 2008